

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

March 12, 2009

Mr. Sterling H. McDonald
Chief Financial Officer
Evolution Petroleum Corporation
2500 CityWest Blvd., Suite 1300
Houston, Texas 77042

>**Re: Evolution Petroleum Corporation**
>**Form 10-K for Fiscal Year Ended June 30, 2008**
>**Filed September 24, 2008**
>**Amended Schedule 14A**
>**Filed November 4, 2008**
>**Response Letter Dated March 4, 2009 Filed March 5, 2009**
>**File No. 001-32942**

Dear Mr. McDonald:

We have reviewed your response letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2008

General

1. We note your response to our prior comment 1. Given that you determined that the sales contracts with DCP Midstream, LP, and ETC Texas Pipeline, LTD may be considered material contracts, please amend Part IV of your Form 10-K to include such contracts as exhibits.

Item 2. Properties, page 16

2. We note your response to our prior comment 2. Please provide an example of disclosure you will use in future filings using the information you provided in your response.

Amended Schedule 14A filed November 4, 2008

Short Term Incentive Bonus, page 11

3. We note your response to our prior comment 8 and reissue the comment in part.

- Please clarify the significance of the "bonus targets" and whether the percentage listed for the executive officers (100% or 75%) is the percentage of base salary that will be paid as a short term incentive bonus if all of the goals are achieved.
- To the extent necessary, make changes to other disclosure in your compensation discussion and analysis so as to present a clear and uniform discussion of your executive compensation practices. In particular, please refer uniformly to the corporate and individual *factors* throughout your compensation discussion and analysis.
- Discuss whether the market factors discussed in the section, Setting Executive Compensation, are included in the determination of short term incentive bonus and how this changes the equation for calculating the singe payout factor.
- Please include the corporate goals on which each executive officer's corporate performance is measured when determining the corporate factor.
- We note your statement that your "named executive officers *took* a substantial portion of their short term bonus in the form of restricted stock." Emphasis added. Please disclose who makes the determination as to whether the executive officers are to be paid their short term incentive bonus in cash or restricted stock.

Please provide an example of disclosure you will use in future filings using the information you provided in your response.

Form 10-Q for the Quarter Ended December 31, 2008

Certifications, exhibits 31.1 and 31.2

4. Please revise your certifications to match the *exact* form set forth in Item 601(b)(31) of Regulation S-K, including the phrase in paragraph 4, "and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))" which you omitted from the certifications.

Mr. Sterling H. McDonald
Evolution Petroleum Corporation
March 12, 2009
Page 3

Closing Comments

  As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

  Please contact Douglas Brown at (202) 551-3265, John Madison at (202) 551-3296 or me at (202) 551-3740 with any questions.

          Sincerely,

          H. Roger Schwall
          Assistant Director